FINANCIAL INVESTORS TRUST

1290 Broadway, Suite 1100

Denver, CO 80203

January 21, 2010

Securities and Exchange Commission

100 F Street N.E.

Washington, DC  20549

Re:

Financial Investors Trust, File No. 811-08194

American Freedom U.S. Government Money Market Fund

ALPS/Red Rocks Listed Private Equity Fund

Activa Value Fund

ALPS/GNI Long-Short Fund

Clough China Fund

Vulcan Value Partners Fund

Vulcan Value Partners Small Cap Fund

Investment Company Act of 1940 – Rule 17g-1(g)

Bonding of Officers and Employees

To whom it may concern:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, enclosed herewith please find the following documents:

1.

A copy of two riders to the single insured financial institution bond (the “Bond”) in favor of Financial Investors Trust (the “Trust”); and

2.

A copy of the resolutions adopted by the members of the Board of Trustees of the Trust (including a majority of Trustees who are not “interested persons” of the Funds as defined in the 1940 Act) approving the form, amount, type, and coverage of the Bond.

The term of the Bond is October 1, 2009 through October 1, 2010, and the premium for the Bond has been paid through October 1, 2010.

Please call me at (303) 623-2577 if you have any questions.

Sincerely,

/s/ JoEllen L. Legg

JoEllen L. Legg

Secretary

Enclosures

Rider No. 12

Effective date of this rider: 12:01 a.m. on December 30, 2009

To be attached to and form part of Bond Number: MLN747902/01/2009

Issued to: Financial Investors Trust, American Freedom US Government Market Fund, Class I and II,

Listed Private Equity Fund, Class A, I & R, Activa Value Fund, Classes A & I

By: Axis Insurance Company

MANUSCRIPT RIDER

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

In consideration of the premium charged, it is agreed that:

1. Item 1 of the Declarations page, Name of Insured (herein called Insured), is amended to include the following:

Vulcan Value Partners Fund

Vulcan Value Partners Small Cap Fund

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as stated herein.

All other provisions remain unchanged.

/s/ Authorized Representative

January 7, 2010

Date

Rider No. 13

Effective date of this rider: 12:01 a.m. on January 15, 2010

To be attached to and form part of Bond Number: MLN747902/01/2009

Issued to: Financial Investors Trust, American Freedom US Government Market Fund, Class I and II,

Listed Private Equity Fund, Class A, I & R, Activa Value Fund, Classes A & I

By: Axis Insurance Company

MANUSCRIPT RIDER

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

In consideration of the premium charged, it is agreed that:

1. Item 1 of the Declarations page, Name of Insured (herein called Insured), is amended to include the following:

Clough China Fund

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as stated herein.

All other provisions remain unchanged.

/s/ Authorized Representative

January 7, 2010

Date

FINANCIAL INVESTORS TRUST

RESOLUTIONS

September 30, 2009

As approved by at least a majority of the non-interested Trustees of the Trust

RESOLVED, that the Board hereby determines that the $1,250,000 fidelity bond program with AXIS Capital Holdings Limited for the Trust, as presented at the Meeting, be, and the same hereby is, approved after consideration of all factors deemed relevant by the Board, including, but not limited to, the value of the aggregate assets of the Trust to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of the Trust’s assets, and the nature of the securities in the Trust’s funds;

FURTHER RESOLVED, that the Secretary of the Trust be, and is hereby designated as the officer responsible for making the necessary filings and giving the notices with respect to such fidelity bond required by paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940, as amended;

FURTHER RESOLVED, that the allocation of payment of premiums for the Trust’s fidelity bond among each fund of the Trust on the basis of each such fund’s relative net assets be, and it hereby is, approved;

FURTHER RESOLVED, that the proper officers of the Trust be, and each of them hereby is, authorized to make any and all payments, and to do any and all other acts, in the name of the Trust and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with or in furtherance of the foregoing resolution; and

FURTHER RESOLVED, that the Board unanimously adopts, approves, accepts, ratifies and confirms the foregoing resolutions and the taking of any actions by the officers of the Trust, with the advice of Trust counsel, desirable to effect the adoption of such resolutions.